Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

May 29, 2015

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2014 Filed March 31, 2015 File No. 1-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated May 5, 2015, concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on March 31, 2015.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your disclosures on page F-27 that you evaluated the impact of Law 12.973/14 and determined that the new legislation did not show material tax effects. However, we note that the impact of implementing the new legislation resulted in the recognition of a tax expense that reduced income before taxes by 6.6%. As such, it is unclear without further disclosures why the new legislation was early adopted during fiscal year 2014. Please advise.

Response:

In response to the Staff’s comment, the Company respectfully informs that the impact of Law 12.973/14 did not represent material tax effects in its financial statements and internal control structure, in accordance with the information presented in footnote 8 (e) of the Consolidated Financial Statements filed with its 2014 Form 20-F. Law 12.973/14 deals with the repeal of the Transition Tax Regime (RTT), which was created by the Brazilian tax authorities to address tax implications of the adoption of IFRS in Brazil. Considering the extensive analysis and results of this analysis, Law 12.973/14 was adopted early in fiscal year 2014 only for its subsidiary Gerdau Internacional Empreendimentos Ltda.

The reduction in income before taxes by 6.6% is not related to the adoption of Law 12.973/14, but rather due to the recognition of tax expense in the amount of R$ 87,759. The subsidiary Gerdau Internacional Empreendimentos Ltda. settled an amount related to income and social contribution taxes in Brazil due to foreign generated profits from 2008 to 2013, which had been a tax matter monitored through the past years and during 2014 the Company decided to settle it as part of a program of special payment of taxes, called REFIS of Foreign Generated Profits.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Comment No 2

We further note that early adoption of the new legislation was only to the subsidiary, Gerdau Internacional Empreendimentos Ltda. Please tell us if you or any of your other subsidiaries are required to adopt the new legislation during fiscal year 2015. To the extent that any of your other subsidiaries are required to adopt the new legislation during fiscal year 2015 and the impact could materially your future net income, revise your disclosures to comply with Item 5.D. of Form 20-F.

Response:

The Company and each of the subsidiaries in Brazil are required to adopt the Law 12.973/14 in the fiscal year 2015. The Company performed an analysis about any impact of the adoption of Law 12.973/14 and concluded that it has no material tax implications in its consolidated financial statements and internal control structure, as disclosed in footnote 8(d) of its annual financial statements filed with its Form 20-F.

Comment No 3

Please revise your discussion and analysis to include expanded disclosures about why interest on equity declined during fiscal year 2014 and whether this trend is expected to continue during fiscal year 2015. Further, the analysis provided does not communicate to investors the specific facts and circumstances that led to a material decline in your effective tax rate to 11.2% for fiscal year 2014 as compared to 16.6% for fiscal year 2013. In this regard, a statement that a decrease in income before income taxes does not provide any insight into the decrease in the effective tax rate. Please refer to Item 5.D. of Form 20-F for guidance.

Response:

In response to the Staff’s comment, the material decline in the negative effective tax rate (Company recognized a tax benefit and had pretax income) from (16.6)% for fiscal year 2013 to (11.2)% for fiscal year 2014 is mainly due to the tax payment program on foreign generated profits (described above in our response to Comment No. 1). Additional disclosure related to this payment is provided in footnote 8 of the Consolidated Financial Statements filed with our 2014 Form 20-F. In this footnote, the Company discloses a reduction in the Income and social contribution taxes credits from R$ 241,056 in the fiscal year ended December 31, 2013 to R$ 150,389 in the fiscal year ended December 31, 2014, which is mainly related to the expense amount of R$ 87,759 related to “Tax payment program on foreign generated profits” as disclosed in the Reconciliation of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income. For an analysis of the impact of this amount in the effective tax rate, if we exclude this expense amount of the income and social contribution taxes calculation, the negative effective tax rate changes from (11.2)% to (17.8)%, which would be aligned to the negative effective tax rate of (16.6)% for fiscal year 2013.

The reduction in interest on equity during fiscal year 2014 is mainly related to the reduction in the Income before Taxes of Brazilian entities during the year, because a lower Income before Taxes reduces the potential use of the related tax benefit that the Brazilian tax law provides to the Brazilian entities that use this means of income distribution to the shareholders.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Comment No 4

We note that “[s]ubsidiaries are consolidated until the date on which control exists.” Please tell us how this accounting policy complies with IFRS 10.20

Response:

The Company’s accounting policy is in compliance with IFRS 10.20. The objective of our disclosure was to indicate that all subsidiaries are consolidated while the Company has control of the subsidiaries. However, the Company agrees the disclosure can be clarified and in future filings will modify its disclosure to describe its policy as follows:

“The Company’s consolidated financial statements include the financial statements of Gerdau S.A. and all its subsidiaries. The Company controls an entity when it is exposed or has the right to variable returns arising from their involvement with the entity and has the ability to affect those returns due to the power exercised over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.”

Comment No 5

Please revise your rollforward presentation to separately present the impairment of assets in accordance with IAS 16.73(e) and IAS 36.126.

Response:

The amounts of impairment of Property, Plant and Equipment are presented in footnote 10 (c) of its Consolidated Financial Statements filed with its 2014 Form 20-F. In this footnote, it has disclosed the carrying amount for group of assets, in which an impairment loss has been recognized. The Company also informs that the amounts of impairment for the years presented are demonstrated within “Disposals” in the table of footnote 10 (a). In future filings, the Company will add a specific impairment line to the table presented in its footnote 10 (a).

Comment No 6

Please tell us why you are only disclosing the carrying value of assets with impairment charges recognized in prior years and not also for the current year period impairment charges.

Response:

The carrying values presented in footnote 10 (c) include the current year impairment charges. In future filings the Company intends to replace the wording “in prior years” by “up to current year”.

Comment No 7

We note your statement that the projections made in arriving at the estimated recoverable amount for your operating segments “provide a more challenging scenario than that in recent years.” Please help us understand the reasonableness of your assumptions used for assessing goodwill for impairment for fiscal year 2014 beginning with the projected cash flows for the North America and Latin America segments in relation to the segment’s historical results. For any material deviation from your historical results in your

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83 projections, please tell us the facts and circumstances that support the increased assumption. Please provide us with your calculations of the discount rates for North America and Latin America for the 2014 and 2013 impairment tests. Please provide us with the specific facts and circumstances that support a perpetuity growth rate of 3% for the North America and Latin America segments. Finally, please provide us with your consideration of your market capitalization when estimating the fair values of your operating segments.

Response:

In response to the Staff’s comment, the Company respectfully notes that it has divided the response among items A, B, C, and D as follows:

A)    The key assumptions for assessing each segment’s fair value are Shipments of steel, Revenues per tonne of steel and EBITDA Margin.

NORTH AMERICA

The Company considers a number of assumptions on developing its forecasts every year. Economic activity in particular has a significant impact on steel consumption and its economics. US Economic growth in 2015 should be similar to 2014, due to the stabilization of the economy and perspectives in the medium term. The IMF estimates GDP growth of 2.9 % for the United States, higher than the 2.5 % projected for 2014 closing. Improvement in employment rates and wealth should encourage increased consumption in the coming years.

Even though falling oil price may depress steel demand from the energy segment, the homebuilding industry begins to show signs of recovery, though at a slower pace than in 2005-2007 levels. Single family starts are expected to climb to 804,000 in 2015 and 1,002,000 in 2016. Also, Multi-family starts are expected climb to 404,000 in 2015 and 424,000 in 2016. The level of foreclosure fell 19% in 2014, while Shiller index (which measures construction activity) rose 5% in the year. Vacancy and absorption rates are improving year over year. Also, in non-residential construction, which is a more significant market for the Company than residential construction, the growth forecast is 9% for 2015 and 7.5% for 2016. The non-residential construction segment historically lags the trend in residential construction in 18 months, approximately, so the Company believes the impact in its demand will materialize in upcoming years. Consequently, World Steel Association estimates US steel consumption growth of 4 % in 2015, reaching 103.4 million tons. Those assumptions and trends helped sustain our forecast for the coming years.

[Redacted]*

* Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Profitability of the US steel industry has been under additional pressure due to imports since 2008. Steel imports to US have increased by 26% in 2014, a slower growth compared to 2013 due to the effectiveness of protective mechanisms taken by the US Government, mainly aimed to Chinese and Turkish steel. Wire Rod Sunset Review was successfully renewed versus Brazil, Moldova, Mexico, Indonesia, Trinidad and Tobago through 2017. Administrative reviews are still pending on Mexico. AD/CVD on Rebars achieved duties of 20 to 67% on Mexico and 1% on Turkey. Regarding Chinese wire rod, DOC ruled AD duties from 284 to 303 percent. Those measures have allowed local steel producers to increase price levels. The Company expects that those measures will help keep steel trade on a level playing field and allow the US steel industry to achieve better profitability levels in the coming years. Revenues per tonne and EBITDA Margins are expected to remain in line with historical data.

[Redacted]*

LATIN AMERICA

Steel shipments of each operation of Latin America Business Division were designed respecting the capabilities of melt shop and rolling mill available at each location over the analysis period. Deliveries take into account the intended market share in each of the countries in order to accommodate the new players and the imports of steel, which is still important in the region that has no import tariffs.

[Redacted]*

Shipments have been under pressure in the last years, mainly in 2014, due to an increase in imports, mainly from China. The Company expects the current local currencies devaluation will help to stem imports in 2015

* Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83 and thereafter. Also, shipments are expected to increase due to a number of CAPEX initiatives that are meant to bring the business segment to a new level of performance and profitability. In Argentina, the Company expects to complete the construction of its melt shop by 2016 with a 650 kt capacity of crude steel. This investment will allow our local unit to produce finished products directly from local scrap sources, eliminating the necessity to import billets from other countries, which is complex due to political issues involving Argentina. We expect not only to expand our local shipments but also to export steel billets to other Latin American countries, levering on cheap local scrap sources. The total CAPEX for the initiative is US$ 189 million, 42% already disbursed by December 2014.

[Redacted]*

B)    Discount rates Calculations for North America and Latin America for the 2014 and 2013 impairment tests.

As steel is a commodity quoted in dollars, the Company uses as US$ nominal discount rate, calculated by the Weighted Average Cost of Capital and CAPM methodology in its impairment test for its operations in both North America and Latin America. In order to reflect the implicit cost of capital that a potential buyer of the Company’s assets would have, we have used trading and financial information from a sample of steel industry peers, taking into consideration either its industry representativeness or its similarity to Gerdau business segments or geographical footprint. The following are the companies considered to determine the WACC:  AK Steel, ArcelorMittal, Commercial Metals, Companhia Siderúrgica Nacional — CSN, Evraz, Nippon Steel & Sumitomo Metal, Nucor, Posco, Steel Dynamics, and Usiminas.

The following assumptions have been considered in order to calculate each Reporting Segment discount rate (WACC).

[Redacted]*

* Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

[Redacted]*

The Company presents below 2014 and 2013 discount rates used for the impairment test calculation:

[Redacted]*

C)    Facts and circumstances that support a perpetuity growth rate of 3% for the North America and Latin America segments.

All the Company cash flows have been projected on a US$ nominal basis, which consider an implicit US$ inflation rate. We assume a long term US CPI of roughly 2.22% per year, as per the Long-Term Inflation Forecasts Survey of Professional Forecasters made available by the Federal Reserve Bank of Philadelphia (last 4 quarter average). Therefore, real growth rate would be around 1% (or 0.76% since [1+3.00%] / [1+2.22%]-1).

D)    Market capitalization when estimating fair values of the operating segments.

* Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

[Redacted]*

The Company believes the current market capitalization does not reflect the value of the Company, when considering: the core strengths of the business, the historical share price, the comparison with peers in the market it operates, as well as all the actions being currently implemented to improve its operational efficiencies and maximize the use of its resources, among other factors. The share price has been presenting significant volatility.  This volatility is consistent with the changes experienced by other Companies in Brazil, and it is in the Company’s view, resultant of the short-term prospects of the Brazilian economy given its macroeconomic and political situation.  In the Company’s view, there were no structural changes in the Company’s business or overall market in the current year that would justify the decrease in the share price in the long-term. Taking in to consideration local market volatility due to the current political situation, the Company decided not to use the Market Capitalization as of December 31, 2014 but used alternative benchmark periods.  Considering, its average Market Capitalization through 2014 year in order to compare its Value in Use, Fair Value and Market Capitalization were adjusted by its cash, debt and non-controlling interests balances in order to allow a correct comparison. Considering [Redacted]* as target capital structure for a potential strategic buyer (as explained on the discount rate calculation comment), we have arrived at an implied control premium of [Redacted]*, which the Company believes is reasonable taking into consideration previous transactions in the Steel Industry.

The comparison with previous year closing market capitalization or 5 year historical average would further support the reasonableness of the fair values of the operating segments.

[Redacted]*

* Confidential information has been omitted and furnished separately to the Securities and Exchange Commission.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

Comment No 8

Please provide all of the disclosures required by IAS 36.130 for the asset impairment charge related to the Latin America reportable segment. For example, your disclosure does not appear to include a description that fully explains to investors the specific facts and circumstances that led to the impairment loss; if the impairment charge was recognized at the individual asset level or at the cash-generating unit level including a description of the cash-generating unit; and the recoverable amount and how the recoverable amount was estimated.

Response:

In response to the Staff’s comment, the Company believes that it has substantially complied with the disclosure requirements of IAS 36.130, however these disclosures are presented in various footnotes of the Consolidated Financial Statements filed with its 2014 Form 20-F. Therefore disclosures related to other assets impairment test are not duplicated in the footnote 27.2. Additional information about other assets impairment loss are presented in other footnotes, among others, footnote 2.8, which discloses the accounting practice related to the impairment test and recognition or reversal of impairment charges and footnote 10 regarding impacts in Property, plant and equipment. The impairment primarily relates to one plant closure in Latin America; hence the Company has focused its disclosures by operating segment, because the Company believes that information by segment provides more useful information to investors about relevant facts and circumstances that led to the impairment loss.

In order to demonstrate how the Company provided the disclosures required by the standard, presented below are excerpts of the applicable section of IAS 36.130 along with how we will improve the disclosure in the future.

Disclosure related to individual asset (including goodwill) or a cash-generating unit, for which an impairment loss has been recognised or reversed during the period:

•                  The impairment loss was recognized at the individual asset level and, despite the fact this information was not clearly stated in the footnotes, the information presented in footnote 27.2 that the impairment was due to the lack of future use expectations for those assets provides implicit information that the impairment was related to individual assets that are no longer used.

•                  Disclosure improvement proposed in future filings: State clearly that the impairment was recognized at the individual asset level and that it relates to one plant closure of its subsidiary in Latin America.

Events and circumstances that led to the recognition or reversal of the impairment loss, amount of any impairment recognized or reversed and any impact in segment information:

•                  The statement “due to the lack of future use expectation for those assets” provides the circumstances that led to the impairment loss. The Company also discloses the impairment amount of R$ 339,374 and informs it relates to the Latin America Segment.

•                  Disclosure improvement proposed in future filings: Provide in the footnote 27.2 more details about the events and circumstances that led to the plant closure and the lack of future use for those assets, which was primarily due to rationalization of operations within the region.

Disclosure related to the recoverable amount and how recoverable amount was estimated:

•                  Disclosure improvement proposed in future filings: The impairment amount was determined as the difference between the carrying value of the impaired assets and its scrap value.

Gerdau S.A. has claimed confidential treatment of a portion of this letter in accordance with 17 C.F.R. Section 200.83

The Company intends to use the disclosure improvements proposed above to provide more details in each subsequent submission as part of our ongoing reporting obligations; also consolidating all information required by IAS 36.130 in one single footnote .

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ André Pires de Oliveira Dias

	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial Officer

Copy:

Tracey Houser

Staff Accountant